KIRKLAND LAKE GOLD REPORTS STRONG FIRST QUARTER 2020 PRODUCTION

Toronto, Ontario - April 8, 2020- Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production for the first quarter of 2020 (“Q1 2020”) of 330,864 ounces, an increase of 98,985 ounces or 43% from 231,879 ounces for the first quarter of 2019 (“Q1 2019”). Q1 2020 production included 91,555 ounces related to production in Q1 2020 from Detour Lake Mine (“Detour Lake”), following the Company’s acquisition of Detour Gold Corporation (“Detour Gold”) on January 31, 2020. Excluding the impact of Detour Lake Mine, Q1 2020 production was 7,430 ounces or 3% higher than the same period in 2019, reflecting a 24% increase in production from Fosterville. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Highlights of Q1 2020 production results:

•
Consolidated Q1 2020 production of 330,864 ounces, 43% increase from 231,879 ounces in Q1 2019 and 18% higher than 279,742 ounces in the previous quarter (239,309 ounces in Q1 2020 excluding impact of Detour Lake)

•	Gold poured in Q1 2020 totaling 326,933 ounces, with total gold sold of 344,586 ounces (difference between sales and production largely relates to gold inventory at Detour Gold on January 31, 2020)

•	Production from Detour Lake Mine from January 31, 2020 totaling 91,555 ounces despite disruptions caused by COVID-19

•
Strong production at Fosterville of 159,864 ounces, 24% increase from 128,445 ounces in Q1 2019 reflecting a 46% improvement in the average grade to 42.4 g/t; Q1 2020 production compared to record quarterly production of 191,893 ounces in the fourth quarter of 2019 (“Q4 2019”), with the change mainly reflecting a record average grade of 49.3 g/t the previous quarter

•
Production at Macassa totaling 50,861 ounces compared to record quarterly production of 72,776 ounces in Q1 2019, when an average grade of 29.6 g/t reflected significant grade outperformance in the South Mine Complex, and 56,379 ounces the previous quarter (lower mill throughput compared to previous quarter largely reflected disruptions caused by COVID-19)

•	Production at Holt Complex of 28,584 ounces compared to 30,658 ounces in Q1 2019 and 31,469 ounces the previous quarter.
Other highlights of Q1 2020

•
Completed acquisition of Detour Gold on January 31, 2020, adding a third cornerstone asset in one of the Company’s core jurisdictions, Canada, with substantial value creation potential through increased production, lower unit costs and exploration upside; 77,217,129 common shares were issued to Detour Gold shareholders as consideration for the transaction; Company gained $159 million of cash at closing of Detour Gold acquisition and, subsequently, used $100 million to repay Detour Gold’s outstanding debt and $30 million to close out Detour Gold’s hedge positions; Detour integration progressing well with annual synergies and value enhancement opportunities targeted at $75 - $100 million

•	Repurchased 9.7 million common shares through normal course issuer bid (“NCIB”) for $329 million

•
Extensive measures taken to protect employees from COVID-19 virus including reducing the number of people at mine sites by transitioning Detour Lake and Macassa mines to reduced operations, temporarily suspending operations at the Holt Complex and suspending all exploration drilling; Health and safety protocols introduced including remote work wherever possible, medical screening, enhanced cleaning and hygiene practices, increased food safety, social distancing of workers, increased reliance on technology such as hosting virtual meetings and the suspension of all non-essential work at, and visits to, the Company’s mine sites; Management Task Force meets daily to assess emerging developments and identify new measures required to protect the Company’s people, their families and communities

•	Cash position of $530 million with no debt at March 31, 2020.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Our top priority is the health and wellbeing of our people, their families and our communities. We have taken numerous steps to protect people from COVID-19, including shutting down Holt Complex and substantially reducing operations at Detour Lake and Macassa. A mine-by-mine review of our COVID-19 strategy is provided in the Review of Operations that follows. Overall, our people are doing a great job putting our health and safety protocols into practice and working together as a team. The hard work and cooperation they are giving and the initiative they are showing is very impressive and we are very grateful for all of their efforts. A clear example of the effectiveness of our team is our performance in the first quarter. Faced with the unprecedented challenges of the COVID-19 pandemic, our operations still turned in a very strong first quarter. We increased production year over year, even before adding in the contribution from Detour Lake Mine since January 31, 2020. Production growth was once again driven by Fosterville, where we continue to achieve strong grade performance from the Swan Zone.

“As part of our COVID-19 protocols, we have suspended exploration drilling at all sites. Notwithstanding, we fully expect to carry out extensive drill programs at Fosterville, Macassa and Detour Lake during 2020. All three of these mines have considerable exploration upside, which we believe will fuel strong growth in Mineral Reserves. Detour Lake already has a large Mineral Reserve base and mine life. Our goal is to significantly increase the current base of 14.8 million ounces, which will help drive production growth while also maintaining a long mine life. At Macassa, we had very encouraging exploration results in 2019, including large extensions to the South Mine Complex and the intersection of high-grade zones along the Amalgamated Break. At Fosterville, we succeeded in substantially extending the Phoenix System down-plunge of the Swan Zone, demonstrated the potential of Robbin’s Hill to be a second mining operation at Fosterville, and intersected the quartz with visible gold mineralization that largely comprises the Swan Zone in multiple areas across the mining lease. Based on our recent results, we are confident that both Macassa and Fosterville have the potential for significant Mineral Reserve growth through continued exploration success.”
Q1 2020 Production

Q1 2019 Production Results	Q1 2020	Q1 2019	Q4 2019
Fosterville
Ore Milled (tonnes)	118,701	140,184	121,998
Grade (g/t Au)	42.4	29.0	49.3
Recovery (%)	98.8	98.3	99.2
Gold Production (ozs)	159,864	128,445	191,894
Macassa
Ore Milled (tonnes)	82,256	77,990	87,573
Grade (g/t Au)	19.7	29.6	20.5
Recovery (%)	97.7	98.2	97.8
Gold Production (ozs)	50,861	72,776	56,379
Detour Lake[1]
Ore Milled (tonnes)	3,708,022
Grade (g/t Au)	0.84
Recovery (%)	90.9
Gold Production (ozs)	91,555
Holt Complex[2]
Ore Milled (tonnes)	209,126	200,786	252,801
Grade (g/t Au)	4.6	5.0	4.1
Recovery (%)	93.4	95.7	94.1
Gold Production (ozs)	28,584	30,658	31,469
Total Consolidated Production (ozs)[3]	330,864	231,879	279,742
Total Consolidated Gold Sales (ozs)	344,586	232,929	278,438

1)	The Detour Lake Mine was acquired on January 31, 2020. Production in Q1 2020 represents output from that date to the end of the quarter.

2)
The Holloway Mine, a component of Holt Complex, resumed commercial operation in Q1 2019 after being placed on care and maintenance in December 2016. The mine was returned to a state of care and maintenance in March 2020. Production levels from Holloway included 1,286 in Q1 2020, 1,056 ounces in Q1 2019 and 5,797 ounces in Q4 2019.

3)	Production numbers may not add to total due to rounding.

Q1 2020 production totaled 330,864 ounces, an increase of 43% from 231,879 in Q1 2019. The main contributor to the strong growth compared to the same period in 2019 was the contribution of 91,555 ounces from Detour Lake, following the acquisition of Detour Gold on January 31, 2020. Excluding the contribution from Detour Lake, production in Q1 2020 increased 7,430 ounces or 3% from Q1 2019. Excluding the impact of Detour Lake, production growth was driven by Fosterville reflecting the favourable impact of a 46% improvement in the average grade year over year, to 42.4 g/t in Q1 2020.

Review of Operations
Fosterville
The Fosterville Mine produced 159,864 ounces in Q1 2020 based on processing 118,701 tonnes at an average grade of 42.4 g/t and average mill recoveries of 98.8%. Q1 2020 production increased 24% from 128,445 ounces in Q1 2019, when the mine processed 140,184 tonnes at an average grade of 29.0 g/t and average recoveries of 98.3%. The increase in production compared to the same period in 2019 resulted from a 46% increase in the average grade, reflecting higher levels of production and increased grades due to mine sequencing in the Swan Zone compared to Q1 2019. Q1 2020 production compared to record quarterly production of 191,893 ounces the previous quarter when the mine recorded its highest ever average quarterly grade of 49.3 g/t at record average recoveries of 99.2%. The higher average grade in Q4 2019 reflected mine sequencing as well as the impact of grade outperformance in a number of Swan Zone stopes during the previous quarter.

COVID-19 Update: Fosterville Mine continues to operate at full levels of production. The Company’s COVID-19 health and safety protocols have been implemented, including remote work, social distancing, increased cleaning and hygiene and the suspension of all non-essential work and visits to site.

Macassa
Production at Macassa in Q1 2020 totaled 50,861 ounces compared to record quarterly production of 72,776 ounces in Q1 2019 and 56,379 ounces the previous quarter. Production in Q1 2020 resulted from processing 82,256 tonnes at an average grade of 19.7 g/t and average recoveries of 97.7%. The change from Q1 2019 mainly reflected a record average grade at Macassa in Q1 2019 of 29.6 g/t mainly due to grade outperformance in a number of stopes in the South Mine Complex. The change from the previous quarter resulted from both a reduction in tonnes processed as well as a lower average grade.

COVID-19 Update: The Macassa Mine is operating at reduced levels until April 30, 2020, with ongoing work focused on production as well as water and environmental management. All non-essential activities have been suspended, including exploration drilling, work on a new surface ramp and mill upgrades. Work on the new #4 shaft project is continuing at reduced levels, with the project remaining on schedule and budget. Macassa is currently operating with approximately 65% of its normal workforce.

Detour Lake
Production at Detour Lake from January 31, 2020 to March 31, 2020 totaled 91,555 ounces, which involved processing 3,708,022 tonnes at an average grade of 0.84 g/t at average recoveries of 90.9%. The average grade in Q1 2020 was lower than the previous quarter’s average grade of 0.93 g/t mainly due to a higher proportion of mill feed coming from stockpiles during Q1 2020 where grades are typically lower than from mine production. The increased processing of stockpiles reflected reduced operations due to the COVID-19 virus, as well as the impact of severe winter weather conditions in Q1 2020 and reduced availability of drilling equipment.

COVID-19 Update: The Company transitioned Detour Lake Mine to reduced operations effective March 23, 2020. Continuing activities at the mine include mill processing of reduced feed from the open pit and stockpiled ore, management of water levels during the spring run-off and environmental management activities. All personnel not essential for the performance of these activities are off work until April 30, 2020. Approximately 300 workers are performing the essential activities during reduced operations (approximately 30% of the normal workforce during full operations). In addition to company-wide health and safety protocols, a number of additional measures applicable to a remote camp operation have been added to Detour Lake’s efforts to protect workers, including processes for the assessment, isolation and ambulatory evacuation of employees showing any kind of symptoms and increased food and camp accommodation hygiene safety.

Holt Complex
During Q1 2020, the Holt Complex produced 28,584 ounces, which resulted from processing 209,126 tonnes at an average grade of 4.6 g/t at average recoveries of 93.4%. Q1 2020 production compared to production of 30,658 ounces in Q1 2019 and 31,469 ounces in Q4 2019. The change from Q1 2019 reflected lower average grades and tonnes processed at both the Taylor and Holt mines, which was only partially offset by higher tonnes processed at Holloway. Compared to the previous quarter, the change in production mainly reflected a significant reduction in tonnes processed at the Holloway Mine, which more than offset the impact of higher average grades at both the Taylor and Holt mines. During March 2020, the Holloway Mine was transitioned to care and maintenance with no plans at the present time for a future resumption of operations.

COVID-19 Update: The Company has suspended operations at the Holt Complex, including the Holt and Taylor mines and Holt Mill until April 30, 2020, with these operations being placed on temporary care and maintenance. Most of the 529 employees at the Holt Complex are off work while operations remain suspended, with a small number of employees continuing to work to manage the sites during this period.

Qualified Person
Natasha Vaz, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, Mineral Reserve growth and the expectation of exploration success at the Company’s assets, realization of future synergies in connection with the integration of Detour Gold and the anticipated timing thereof, as well as the reduction of operations at the Macassa and Detour Lake mines, and suspension of operations at the Holt Complex, and anticipated effects thereof, the ability of the Macassa and Detour Lake mines and Holt Complex to fully resume operations effective April 30, 2020 and the anticipated overall impact of the Company’s COVID 19 response plan.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic and the risk of future shut downs as a result thereof; future development and growth potential of the Company’s projects; future exploration activities planned at the Canadian and Australian properties; risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2019 and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com